SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OCWEN FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

675746 30 9

(CUSIP Number)

William C. Erbey
1661 Worthington Road, Suite 100
West Palm Beach, Florida 33409
(561) 681-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2008

(Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675746 30 9 13D

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

William C. Erbey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(A)	☒
			(B)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,885

	8	SHARED VOTING POWER
19,694,788[1]

	9	SOLE DISPOSITIVE POWER
2,885

	10	SHARED DISPOSITIVE POWER
19,694,788[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,697,673

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

1 Includes (i) 13,336,727 shares held by FF Plaza Partners, a Delaware partnership of which the partners are William C. Erbey, his spouse E. Elaine Erbey and Delaware Permanent Corporation, a corporation wholly-owned by William C. Erbey, (ii) 5,409,704 shares held by Erbey Holding Corporation, a corporation wholly-owned by William C. Erbey, (iii) 21,042 unissued shares representing the vested portion of a total award of 42,021 shares pursuant to an annual incentive plan, (iv) options to acquire 893,136 shares, which were exercisable on or within 60 days after January 14, 2008 and (v) 34,179 vested shares that have been awarded, a portion of which may be forfeited and not issued in order to satisfy any tax liability related thereto.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.0%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

2 Based on (i) 62,527,360 shares of Common Stock issued and outstanding as of September 30, 2007, as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2007 (“Reported Shares Outstanding”), (ii) 21,042 unissued shares representing the vested portion of a total award of 42,021 shares pursuant to an annual incentive plan, (iii) options to acquire 893,136 shares, which were exercisable on or within 60 days after January 14, 2008 and (iv) 34,179 vested shares that have been awarded, a portion of which may be forfeited and not issued in order to satisfy any tax liability related thereto.

CUSIP No. 675746 30 9 13D

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

E. Elaine Erbey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(A)	☒
			(B)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,336,727

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,336,727

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,336,727

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 675746 30 9 13D

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FF Plaza Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(A)	☒
			(B)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,336,727

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,336,727

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,336,727

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 675746 30 9 13D

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Delaware Permanent Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(A)	☒
			(B)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,336,727

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,336,727

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,336,727

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 675746 30 9 13D

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Erbey Holding Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(A)	☒
			(B)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,409,704

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,409,704

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,409,704

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

          This Amendment No. 1 amends and supplements the Schedule 13D, filed by William C. Erbey (the “Principal Reporting Person”), his spouse E. Elaine Erbey, FF Plaza Partners, a Delaware partnership (“FF Plaza”), Delaware Permanent Corporation, a Delaware corporation (“Delaware Permanent”) and Erbey Holding Corporation, a Delaware corporation (“Erbey Holding”) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on November 4, 1997.

Item 1.	Security and Issuer.

          This Amendment No. 1 relates to the shares of common stock, $0.01 par value per share (“Common Stock”), of Ocwen Financial Corporation (the “Issuer”). The address of the Issuer’s principal executive office is 1661 Worthington Road, Suite 100, West Palm Beach, Florida 33409.

Item 2.	Identity and Background

          This Amendment No. 1 is filed by William C. Erbey, his spouse E. Elaine Erbey, FF Plaza, Delaware Permanent and Erbey Holding.

          The partners of FF Plaza are Mr. and Mrs. Erbey and Delaware Permanent. Delaware Permanent and Erbey Holding are wholly-owned by Mr. Erbey.

          Mr. and Mrs. Erbey’s business address is 1661 Worthington Road, Suite 100, West Palm Beach, Florida 33409. The business address of each of FF Plaza, Delaware Permanent and Erbey Holding is 1661 Worthington Road, Suite 100, West Palm Beach, Florida 33409.

          Mr. Erbey is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Mrs. Erbey is retired. Each of FF Plaza, Delaware Permanent and Erbey Holding is a holding company for the investment of securities.

          None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

          Mr. and Mrs. Erbey are United States citizens.

Item 3.	Source and Amount of Funds and Other Consideration

          It is anticipated that funding for the Proposal (as defined in Item 4 below) will be in the form of (1) cash contributed to the acquisition vehicle formed by the Investors (as defined in Item 4 below) and (2) debt or other financing to repurchase the outstanding (i) 3.25% Contingent Convertible Unsecured Senior Notes due 2024 (the “Convertible Notes”) issued pursuant to the indenture, dated as of July 28, 2004, between the Issuer and the Trustee (as defined therein) and (ii) 10.875% Junior Subordinated Debentures due 2027 (the “Subordinated Debentures”) issued pursuant to the indenture, dated as of August 5, 1997, between the Issuer and the Trustee (as defined therein). The Investors expect that the Company will not have more debt, and will more likely have less debt, than it currently has as a result of the transaction. In addition, it is anticipated that certain of the shares of Common Stock currently held by the Reporting Persons will be exchanged (the “Stock Exchange”) for a class of common stock of the Issuer (the “Class B Common Stock”), which will in turn be converted in the Merger into shares of a corporation that will own the surviving company in the Merger. Members of the Issuer’s senior management team and certain other existing shareholders of the Issuer also may engage in the Stock Exchange, thus exchanging some or all of their shares of Common Stock for Class B Common Stock which will be converted in the Merger into shares of a corporation that will own the surviving company in the Merger. The description of the Proposal set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of the Transaction.

          On January 14, 2008, the Principal Reporting Person delivered a letter (the “Proposal Letter”) to the Board of Directors of the Issuer in which it was proposed that the Principal Reporting Person, together with investors that are expected to include funds managed by Oaktree Capital Management, L.P. and Angelo, Gordon & Co., L.P. (collectively, the “Sponsors” and, together with the Reporting Persons, the “Investors”), would offer to acquire by merger, for a purchase price of $7.00 in cash per share, all of the outstanding shares of the Issuer’s Common Stock, other than any shares held by any of the Investors and members of the Issuer’s senior management team and certain other existing shareholders of the Issuer that are to be invested in the transaction by way of the Stock Exchange (the “Proposal”).

          As described in the Proposal Letter, the Investors understand that a special committee of independent directors of the Issuer authorized to retain independent financial and legal advisors (the “Special Committee”) will consider the Proposal. To facilitate that review, the Investors intend to provide shortly a proposed merger agreement that they would be prepared to enter into. The Investors have noted that they are prepared to move very quickly to finalize the definitive transaction and related documents and that in connection with the execution of a definitive merger agreement, they would expect to provide equity commitment letters for all amounts necessary to effect the transaction. No binding obligation on the part of the Investors or the Issuer will arise with respect to the Proposal or any transaction unless and until a definitive merger agreement satisfactory to the Investors and recommended by the Special Committee and approved by the Issuer’s Board of Directors is executed and delivered.

          On January 14, 2008, the Investors entered into letter agreements (the “Letter Agreements”) with each of the Sponsors that, among other things, (A) prohibits the Reporting Persons from (1) soliciting, initiating or knowingly encouraging the submission of any Company Takeover Proposal (as defined therein), or taking any action knowingly designed to facilitate any Company Takeover Proposal, (2) engaging in or participating in any discussions or negotiations regarding any Company Takeover Proposal or (3) furnishing to any person any information with respect to any Company Takeover Proposal; and (B) obligates the Reporting Persons to vote their shares of Common Stock beneficially owned (1) in favor of (a) any merger or related transaction agreed to by the Investors and the Issuer and (b) any proposal to adjourn any meeting of the shareholders of the Issuer which any member of the Buyer Group (as defined therein) supports, and (2) against any Company Takeover Proposal.

          A copy of the Proposal Letter is filed as Exhibit 7.01 to this Amendment No. 1 to the Reporting Persons’ Schedule 13D, and is incorporated by reference into this Item 4. A copy of each Letter Agreement is filed as Exhibit 7.02 and Exhibit 7.03 to this Amendment No. 1 to the Reporting Persons’ Schedule 13D, and is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

          The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof is 19,697,673. These shares include (i) 2,885 shares held directly by Mr. Erbey for which he has sole voting and dispositive power, (ii) 13,336,727 shares held by FF Plaza, (iii) 5,409,704 shares held by Erbey Holding, (iv) 21,042 unissued shares representing the vested portion of a total award of 42,021 shares pursuant to an annual incentive plan, (v) options to acquire 893,136 shares, which were exercisable on or within 60 days after January 14, 2008 and (vi) 34,179 vested shares that have been awarded, a portion of which may be forfeited and not issued in order to satisfy any tax liability related thereto.

          The percentage of outstanding Common Stock beneficially owned by the Reporting Persons (determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), based on the Reported Shares Outstanding, is approximately 31.0%.

          The Reporting Persons effectively share the power to vote and the power to dispose or direct the disposition of the 19,697,673 shares of Common Stock referenced in the preceding paragraphs.

          As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act, with the Sponsors and certain of their respective affiliates and the other shareholders of the Issuer that may participate in the Stock Exchange. As a result, the Reporting Persons may be deemed to beneficially own any shares of Common Stock that may be beneficially owned by such persons. The Reporting Persons do not have affirmative information about any such shares that may be beneficially owned by such persons. The Reporting Persons hereby disclaim beneficial ownership of any shares of Common Stock that may be beneficially owned by the Sponsors and their respective affiliates or such other persons.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

          The description of the Proposal set forth in Item 4 above is incorporated by reference in its entirety into this Item 6.

          None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than (i) the note described in Item 3 in the Reporting Persons’ original Schedule 13D, filed on November 4, 1997, (ii) the Letter Agreements and (iii) agreements pertaining to issuances pursuant to the Issuer’s stock benefit plans. Mr. Erbey is the Chairman of the Board and Chief Executive Officer of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons. Mr. Erbey may be granted stock options or stock in the future pursuant to the Issuer’s stock benefit plans.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.01. Proposal Letter, dated January 14, 2008.

Exhibit 7.02. Letter Agreement, dated January 14, 2008, among the Principal Reporting Person, the Issuer and OCM Principal Opportunities Fund IV, L.P.

Exhibit 7.03. Letter Agreement, dated January 14, 2008, among the Principal Reporting Person, the Issuer and Angelo, Gordon & Co., L.P.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: January 14, 2008

/s/ William C. Erbey

William C. Erbey

/s/ E. Elaine Erbey

E. Elaine Erbey

FF PLAZA PARTNERS

	By:	/s/ William C. Erbey

William C. Erbey

DELAWARE PERMANENT CORPORATION

	By:	/s/ William C. Erbey

William C. Erbey

ERBEY HOLDING CORPORATION

	By:	/s/ William C. Erbey

William C. Erbey